OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...14.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

VIRNETX HOLDING CORPORATION
(Name of Issuer)
Common Stock, $0.0001 par value
(Title of Class of Securities)
693153108
(CUSIP Number)
Kendall Larsen
5615 Scotts Valley Drive, Suite 110
Scotts Valley, CA 95066
(831) 438-8200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 10, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	693153108

1	NAMES OF REPORTING PERSONS Gregory H. Bailey

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO/PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7	SOLE VOTING POWER

NUMBER OF		2,343,342 shares of common stock (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,343,342 shares of common stock (1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,343,342 shares of common stock (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.71% (2)

14	TYPE OF REPORTING PERSON

IN
(1) Includes 2,275,075 shares held directly by the Reporting Person who has voting and investment power with respect to 68,267 shares held by Palantir Group, Inc.
(2) Based upon a total of 34,899,985 shares of Issuer’s common stock outstanding as reported on November 4, 2008 in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2008.

SCHEDULE 13D/A
This Amendment No. 2 (“Amendment 2”) amends the statements on the Amendment No. 1 to Schedule 13D filed on February 17, 2009 (the “Schedule 13D/A-1”), by and on behalf of Gregory H. Bailey (the “Reporting Person”).
Item 5. Interest in Securities of the Issuer
Item 5 of the Schedule 13D/A-1 is amended and restated in its entirety as follows:
(a)	The aggregate number of shares of the Common Stock beneficially owned by the Reporting Person is 2,343,342, which represents the Reporting Person’s beneficial ownership of approximately 6.71% of the Issuer’s Common Stock.

(b)	The Reporting Person has the sole power to vote, or to direct the vote, and the sole power to dispose, or to direct the disposition of, all such 2,343,342 shares of Common Stock beneficially owned by the Reporting Person.

(c)	The Reporting Person previously filed Schedule 13D/A-1. The disposition reported by the Schedule 13D/A-1 did not become effective and the shares covered by the Schedule 13D/A-1 were not transferred. Accordingly, this Amendment No. 2 is being filed to reflect the Reporting Person’s current stockholdings of 2,343,342 shares of the Issuer’s Common Stock, including 2,275,075 shares directly held by the Reporting Person and 68,267 shares held by the Palantir Group, Inc., over which the Reporting Person has voting and investment power.

(d)	Not applicable.

(e)	Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 24, 2009

/s/ Gregory H. Bailey
Gregory H. Bailey